INTERNATIONAL THUNDERBIRD GAMING CORPORATION

FOR IMMEDIATE RELEASE May 16, 2003
Contact: Investor Relations
Albert W. Atallah
Phone: (858) 668-1808 ext. 206
e-mail: info@thunderbirdgaming.com

Thunderbird Announces Fiscal 2002 Results

International Thunderbird Gaming Corporation (TSX - INB) announces the following update:

We are pleased to report that the development efforts and experience gained in the international market over the past several years are beginning to generate positive and sustainable results, which are reflected in the Company's 2002 financial statements. Operating profits are being generated in each of the four countries where the Company currently operates. However, the current operating profits of Venezuela continue to suffer from the devaluation of the local currency. The Company had a strong 4th quarter with $5.3 million in revenues and net income from continuing operations of $450,000. This quarterly result included an extraordinary charge of $149,000 related to the write down of the balance of the Company's investment in, but not advances to, Venezuela. The Company recorded net income for the year from continuing operations of $283,000. The profit in 2002 was largely attributable to strong revenues and operating performance from Panama and Guatemala, as well as a reduction of corporate project development costs and corporate overhead.

Revenues of $18.5 million for the year 2002 reflected a 13% increase over 2001 revenues. Panama generated revenue growth of 11%, while Nicaragua is reflecting revenues from 12 months of operations in 2002 compared to 10 months in 2001. The revenue of Guatemala, as consolidated by the Company, experienced growth of 7%. Net income from continuing operations was $0.3 million compared to a loss of $1.9 million in 2001. The decrease in General and Administrative expenses reflects the Company's efforts to maintain corporate overhead costs and to control expenses relating to development activities. In 2002, the Company achieved EBITDA before discontinued operations (Earnings Before Interest, Taxes, Depreciation and Amortization) of $3.9 million or $0.17 per share, compared to $1.3 million or $0.05 per share in 2001.

The working capital deficiency of $3.1 million at the end of 2001 has been reduced to $2.8 million at the end of 2002. While the decrease is modest, the true improvement over the 2001 deficiency is closer to $0.8 million, with the potential to have been much larger. The Company's Panama subsidiary obtained additional debt of more than $2.6 million to finance expansion of its operations. The new debt created an additional $0.5 million to the Company's working capital deficiency as at December 31, 2002. Cash provided by continuing operations increased to $2.8 million for the year ended December 31, 2002 from $2.1 million for the year ended December 31, 2001. In addition to new debt, the Company also used cash flow from operations for certain expenditures on capital assets related to the expansion in Panama. Such cash flow would have otherwise been used to pay down additional obligations, thereby improving the working capital deficiency. However, the Company feels the investment will provide added strength and stability to its future viability.

Page 1 12155 Dearborn Place, Poway, California, USA 92064 Phone: (858) 668-1808 Fax: (858) 513-3760 e-mail: info@thunderbirdgaming.com website: www.thunderbirdgaming.com

The Company anticipates paying its obligations and working capital deficiency from cash flow generated from operations and collection of amounts receivable and recoverable. The Company currently does not plan to raise capital by the issuance of shares in the near future.

The following highlights some of the year's accomplishments, which have contributed towards building a stronger foundation for the Company:

  The Company completed a successful merger in Nicaragua, which resulted in immediate profits exceeding projections.
  All outstanding California tribal litigation were successfully concluded with fair recoveries.
  Panama operating revenue and profitability increased through the opening of the Chitre casino, two major expansions of the El Soloy Casino and a major expansion of the El Panama casino.
  A new board was constituted with two independent Board members who immersed themselves in the challenges of the business and made several trips to Latin America to review the properties, meet local partners and employees.
  A long-term contract extension was signed for the Camino Real in Guatemala, paving the way for additional expansion of the business in Guatemala.
  The Lease Agreement and various vendor agreements were renegotiated in Venezuela to account for the 100% devaluation and political crisis. Debt was refinanced and is fully amortized over four years at greatly reduced interest rates.
  All major corporate debt was renegotiated under favorable terms and is currently being amortized out of cash flows of the business.
  The Mexico NAFTA arbitration team was organized and has realized early progress on the selection of the arbitrators, the U.S. location for the arbitration and a prompt schedule for the hearing, all of which have been furiously opposed by the Mexican government.

These accomplishments speak to a new phase of the Company's evolution. Management came to Latin America with few resources and limited international experience back in 1998. The Company is now the "market leader" in Central America and now has its sights on South America. The Company's new phase will be characterized by increased market share and profitability in the countries in which the Company operates. Development of new markets will occur with a much more experienced and risk controlled team. Country stability, transparency, and the evolution of the gaming regulatory structure will be closely studied.

The Company's business plan will not change. It will continue to expand country by country into new developing markets. The Company will pursue those markets where it can develop a major market position. The Company will offer a Las Vegas-style product with a focus on the overall entertainment and service value offered to the customer. The Company will always work to develop and promote better regulation, transparency and perception of the gaming industry in new developing markets. Our brands will be recognized as the "leading brands" where we do business. The hundreds of highly trained and dedicated employees allow the Company to be extremely optimistic about the future of the business.

Page 2 12155 Dearborn Place, Poway, California, USA 92064 Phone: (858) 668-1808 Fax: (858) 513-3760 e-mail: info@thunderbirdgaming.com website: www.thunderbirdgaming.com

The Company continues to pursue the OTCBB (a pre-cursor to the BBXChange), the soon to be formed Canadian Network Quotation (CNQ), and will apply to the TSX for a lifting of the suspension to our stock trading. It is hopeful that this effort will soon result in shares being traded.

International Thunderbird Gaming Corporation is an owner and manager of international gaming facilities. Additional information about the Company is available on its World Wide Web site at www.thunderbirdgaming.com. The Company moved its corporate offices to a new location just north of San Diego, California.

On behalf of the Board of Directors,

Jack R. Mitchell

President and CEO

Cautionary Notice: This release contains certain forward-looking statements within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential revenue and future plans and objectives of the Company are forward-looking statements that involve risk and uncertainties. There can be no assurances that such statements will prove to be accurate and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's forward-looking statements include competitive pressures, unfavorable changes in regulatory structures, and general risks associated with business, all of which are disclosed under the heading "Risk Factors" and elsewhere in the Company's documents filed from time-to-time with the TSE and other regulatory authorities.

Page 3 12155 Dearborn Place, Poway, California, USA 92064 Phone: (858) 668-1808 Fax: (858) 513-3760 e-mail: info@thunderbirdgaming.com website: www.thunderbirdgaming.com